June 30, 2014

RE: Cash offer for your Griffin-American Healthcare REIT II investment.

Dear Fellow Shareholder,

You may have recently read that Griffin-American Healthcare REIT II’s share repurchase program has been suspended, but you can still sell your shares, and a prices higher than the repurchase program!  CMG will pay you $10.00 per Share in cash. Take notice: offer expires on August 14, 2014, and we are only accepting 3,000,000 shares, so it may be advisable to send in the form soon if you want to sell.  As you may know, Griffin-American Healthcare REIT II (the “REIT”) has stated that it is “evaluating our strategic alternatives to maximize stockholder value (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets…).”  Additionally, a May 6, 2014, article in the Wall Street Journal entitled “Four Bidders Are Finalists for Griffin-American Healthcare REIT II” reported that a deal to sell the REIT was imminent at prices that “topped $12.50 a share” but the REIT has made no announcements about any such deal being signed.  If, however, a deal is consummated at such prices, you could receive more from such a sale than from our Offer.

Griffin-American Healthcare REIT II has suspended its share repurchase program and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.  While there are reports that the REIT may be sold or listed soon, no such announcements have been made by the REIT itself, and any such transaction could take months or longer to complete.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Griffin-American Healthcare REIT II’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/GriffinII.pdf), at the SEC’s EDGAR website, and for free by calling the number below, and the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by August 14, 2014 if you wish to take advantage of this offer.

There is limited trading of Griffin-American Healthcare REIT II in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported trades of Shares between sales of Units on secondary markets at $9.06 per Unit and shares between no trading prices on secondary markets per Share, respectively, in the most recent issues (Jan/Feb 2014 and 1st Quarter 2014, respectively).  CMG Partners, LLC recently purchased 300 shares at $11.30 per share in order to become a shareholder.  However, auction trades can be burdensome and typically involve substantial fees and commissions. Griffin-American Healthcare REIT II’s share repurchase program had last been repurchasing shares at an average of $9.75 per share—which is lower than our offer price.  However, as noted, this program has been suspended since March 28, 2014, and will be until further notice.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with Griffin-American Healthcare REIT II or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 3,000,000 Shares, or 1.02% of the total shares outstanding, and will expire at 5:00 P.M. PST on August 14, 2014.

Shortly, you should receive a letter from Griffin-American Healthcare REIT II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Griffin-American Healthcare REIT II or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a 20% discount to recent indications of a possible sale at $12.50 per Share.  Whether or not such a sale does occur, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent the highest value attainable for the shares.  A liquidation of the company’s assets, a merger, or a listing of its shares, if completed, would likely result in a higher price than our offer.  The REIT had most recently provided an estimated Net Asset Value of $10.22 per share.

•           Any and all dividends paid or payable to you by the company on or after August 14, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds. The REIT pays a monthly dividend, so it is possible that if the July distribution is paid after August 14 but before the transfer is complete that the purchase price would be reduced by that distribution.

•           You should consult your own tax advisor as to the particular tax consequences of accepting the offer, including the application of the alternative minimum tax and federal, foreign, state, local and other tax laws. Generally, a taxable Shareholder will recognize a gain or loss on the sale your Shares in an amount equal to the difference between (i) the amount realized by you on the sale and (ii) your adjusted tax basis in the Shares sold.